

March 9, 2011

Mr. Jeffrey T. Siegal
Chief Financial Officer
Schmitt Industries, Inc.
2765 NW Nicolai Street
Portland, Oregon 97210-1818

      **Re:**    **Schmitt Industries, Inc.**
             **Form 10-K for the Year Ended May 31, 2010**
             **Filed July 30, 2010**
             **File No.  000-23996**

Dear Mr. Siegal:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,


               Kevin L. Vaughn
               Accounting Branch Chief